Exhibit 4.6

U.S. Taxpayers

1.	Purpose

This Appendix contains provisions that modify certain terms of the IEIS and the DSBS in relation to participating employees who are subject to taxation under the United States Internal Revenue Code (for purposes of this Appendix, “U.S. Taxpayers”) with respect to an award granted under the IEIS or the DSBS that is held by any such participating employee while he or she is a U.S. Taxpayer. References to “Rules” shall be to the Rules of the IEIS or the DSBS, as applicable. Capitalized terms used in this Appendix that are not otherwise defined in this Appendix shall have the meanings set forth in the IEIS or the DSBS, as applicable.

2.	Modifications to the IEIS

i.	Rule 5

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An incentive award that is earned and delivered as a cash bonus shall, in all events (notwithstanding any other provision of the IEIS to the contrary), be paid to a U.S. Taxpayer in the calendar year following the calendar year in which such incentive award is earned, but, in no event, later than April 30 of the calendar year following the calendar year in which such incentive award is earned.

•	The time at which a deferred share award granted in respect of an award under the IEIS shall be paid to a U.S. Taxpayer shall be in accordance with the terms of the DSBS (as amended by this Appendix).

ii.	Rule 6

Any increase in an incentive award pursuant to Rule 6 shall be paid in cash to U.S. Taxpayers at the time for amounts delivered as a cash bonus as set forth in Rule 5 of the IEIS (as amended by this Appendix).

iii.	Rule 8 and Appendix 4

The Approver may not exercise its authority under Rule 8 or under Appendix 4 of the IEIS to the extent that the exercise of such authority would cause a U.S. Taxpayer to have an amount includible in the U.S. Taxpayer’s gross income for U.S. federal income tax purposes under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (for purposes of this Appendix, “Code Section 409A”)).

iv.	Rule 9

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Notwithstanding anything in v. of Rule 9 to the contrary, payment of an incentive award in cash to a U.S. Taxpayer shall be made at the applicable time set forth in Rule 5 of the IEIS (as amended by this Appendix).

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A U.S. Taxpayer who ceases to be employed by a Group company between June 30 and December 30 of an incentive scheme year shall have no discretion under v. of Rule 9 to determine the time at which his or her cash incentive award is paid. Such cash incentive award shall be paid at the time set forth in Rule 5 of the IEIS (as amended by this Appendix).

3.	Modifications to the DSBS

i.	Rule 3

Notwithstanding anything in the DSBS to the contrary, if a U.S. Taxpayer becomes entitled to receive shares subject to a Conditional Award (or cash in lieu of shares pursuant to Rule 3(7)), such shares or cash shall, in all events, be paid to the U.S. Taxpayer during the 30-day period following the first to occur of the following events (provided that the U.S. Taxpayer shall not have the right to designate the payment date): (i) the third anniversary of the Award Date; (ii) the U.S. Taxpayer’s “separation from service” (as such term is defined in Code Section 409A); (iii) an event described in Rule 4 that constitutes a “change in control event” under Code Section 409A; or (iv) the U.S. Taxpayer’s death.

ii.	Rule 3(10), Rule 3A and Appendix 1

The Board may not exercise its authority under Rule 3(10) or Rule 3A or under Appendix 1 of the DSBS to the extent that the exercise of such authority would cause a U.S. Taxpayer to have an amount includible in the U.S. Taxpayer’s gross income for U.S. federal income tax purposes under Code Section 409A.

4.	Code Section 409A

To the extent applicable, it is intended that the IEIS and the DSBS, and all amounts payable in cash or shares in respect of awards thereunder, shall comply with the provisions of Code Section 409A so that the income inclusion provisions of Code Section 409A(a)(1) do not apply to any U.S. Taxpayer. The IEIS and the DSBS and the awards paid thereunder will be interpreted and administered in a manner consistent with this intent.

Notwithstanding anything in the IEIS or the DSBS to the contrary, in the event that a U.S. Taxpayer is deemed to be a “specified employee” on the date of his or her “separation from service” (as such term is defined in Code Section 409A), determined pursuant to identification methodology adopted by the Company in compliance with Code Section 409A, and if any portion of any payment to be received by the U.S. Taxpayer upon separation from service would constitute a “deferral of compensation” subject to Code Section 409A, then to the extent necessary to comply with Code Section 409A, amounts that would otherwise be payable during the 6-month period immediately following the date of such separation from service shall instead be paid on the earlier of (i) within 10 days following the first business day of the seventh month after the date of such separation from service, provided that the U.S. Taxpayer shall not have the right to designate the payment date, or (ii) the U.S. Taxpayer’s death.

Notwithstanding any provision of the IEIS or the DSBS to the contrary, the Company reserves the right to make amendments to the IEIS or the DSBS as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Code Section 409A. In any case, a U.S. Taxpayer shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such U.S. Taxpayer in connection with the IEIS or the DSBS (including any taxes and penalties under Code Section 409A), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold a U.S. Taxpayer harmless from any or all of such taxes or penalties.